

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

Ryan Garland
Manager
Paradyme Equities, LLC
29465 Ridgeline Court
Temecula, CA 92590

> **Re: Paradyme Equities, LLC**
> **Amendment No. 6 to Offering Statement on Form 1-A**
> **Filed August 4, 2020**
> **File No. 024-11042**

Dear Mr. Garland:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2020 letter.

Form 1-A filed on August 4, 2020

Selected Financial Data, page 35

1. We note that many of the amounts presented as of and for the year ended December 31, 2018 are not the same as the corresponding amounts in your audited financial statements. Please revise as necessary.

Signature, page 71

2. Please revise your signature page to identify the person(s) who signed the Form 1-A in the capacity of principal financial officer and principal accounting officer. See Instruction 1 to Signatures in Form 1-A.

<u>Exhibits</u>

3.   Please obtain and file an updated consent from your independent auditor.

     You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Jillian Sidoti, Esq.